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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Information to be Included in Statements Filed Pursuant to
Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
Nextera Enterprises, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
65332E101
(CUSIP Number)
with a copy to:

c/o Weiss Accountancy Corporation 16217 Kittridge Street Van Nuys, CA 91406 (818) 997-7712 Attn: Scott J. Weiss, C.P.A.	Latham & Watkins LLP 600 West Broadway, Suite 1800 San Diego, CA 92101 (619) 236-1234 Attn: Howard L. Armstrong, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: Jocott Enterprises, Inc.(1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
# 95-4560570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		10,490,040 shares of Class A Common Stock(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,490,040 shares of Class A Common Stock(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,490,040 shares of Class A Common Stock(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9% of Class A Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Jocott Enterprises, Inc. changed its name from Woodridge Labs, Inc. to Jocott Enterprises, Inc. effective March 10, 2006.
(2) Includes an aggregate of (a) 8,467,410 shares of Class A Common Stock, and (b) 2,022,630 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder. The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events. The Company issued the Class A Common Stock Purchase Warrant to Jocott Enterprises, Inc. (“Jocott”) on June 15, 2007 pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among the Company, Jocott, Mounte LLC, and Woodridge Labs, Inc.
(3) Based on 38,492,851 shares of Class A Common Stock outstanding as of March 15, 2007, as reported in the Company’s Proxy Statement on Schedule 14A filed with the SEC on May 29, 2007.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: The Millin Family Living Trust Dated November 18, 2002

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,490,040 shares of Class A Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,490,040 shares of Class A Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,490,040 shares of Class A Common Stock(1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9% of Class A Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes an aggregate of (a) 8,467,410 shares of Class A Common Stock, and (b) 2,022,630 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder. The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events. The Company issued the Class A Common Stock Purchase Warrant to Jocott on June 15, 2007 pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among the Company, Jocott, Mounte LLC, and Woodridge Labs, Inc.
(2) The Millin Family Living Trust Dated November 18, 2002 disclaims all beneficial ownership of these shares except to the extent of its pecuniary interests therein.
(3) Based on 38,492,851 shares of Class A Common Stock outstanding as of March 15, 2007, as reported in the Company’s Proxy Statement on Schedule 14A filed with the SEC on May 29, 2007.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: Joseph J. Millin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,490,040 shares of Class A Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,490,040 shares of Class A Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,490,040 shares of Class A Common Stock(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9% of Class A Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes an aggregate of (a) 8,467,410 shares of Class A Common Stock, and (b) 2,022,630 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder. The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events. The Company issued the Class A Common Stock Purchase Warrant to Jocott on June 15, 2007 pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among the Company, Jocott, Mounte LLC, and Woodridge Labs, Inc.
(2) Mr. Millin disclaims all beneficial ownership of these shares except to the extent of his pecuniary interests therein.
(3) Based on 38,492,851 shares of Class A Common Stock outstanding as of March 15, 2007, as reported in the Company’s Proxy Statement on Schedule 14A filed with the SEC on May 29, 2007.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: The Scott and Debra Weiss Living Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,490,040 shares of Class A Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,490,040 shares of Class A Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,490,040 shares of Class A Common Stock(1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9% of Class A Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes an aggregate of (a) 8,467,410 shares of Class A Common Stock, and (b) 2,022,630 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder. The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events. The Company issued the Class A Common Stock Purchase Warrant to Jocott on June 15, 2007 pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among the Company, Jocott, Mounte LLC, and Woodridge Labs, Inc.
(2) The Scott and Debra Weiss Living Trust disclaims all beneficial ownership of these shares except to the extent of its pecuniary interests therein.
(3) Based on 38,492,851 shares of Class A Common Stock outstanding as of March 15, 2007, as reported in the Company’s Proxy Statement on Schedule 14A filed with the SEC on May 29, 2007.

CUSIP No.	65332E101

1	NAMES OF REPORTING PERSONS: Scott J. Weiss

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,490,040 shares of Class A Common Stock(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,490,040 shares of Class A Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,490,040 shares of Class A Common Stock(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9% of Class A Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes an aggregate of (a) 8,467,410 shares of Class A Common Stock, and (b) 2,022,630 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder. The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events. The Company issued the Class A Common Stock Purchase Warrant to Jocott on June 15, 2007 pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among the Company, Jocott, Mounte LLC, and Woodridge Labs, Inc.
(2) Mr. Weiss disclaims all beneficial ownership of these shares except to the extent of his pecuniary interests therein.
(3) Based on 38,492,851 shares of Class A Common Stock outstanding as of March 15, 2007, as reported in the Company’s Proxy Statement on Schedule 14A filed with the SEC on May 29, 2007.

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Nextera Enterprises, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 14320 Arminta Street, Panorama City, California 91402.
Item 2. Identity and Background.
     This statement on Schedule 13D is being filed on behalf of Jocott Enterprises, Inc.1, a California corporation (“Jocott”), Joseph Millin, Scott Weiss, The Millin Family Living Trust Dated November 18, 2002 and The Scott and Debra Weiss Living Trust.
     Jocott’s principal office is located at 16217 Kittridge Street, Van Nuys, California 91406, which is also the business address for each of Joseph Millin, Scott Weiss, The Millin Family Living Trust Dated November 18, 2002 and The Scott and Debra Weiss Living Trust.
     Jocott sold substantially all of the assets of the business to Woodridge Labs, Inc., a Delaware corporation (“Woodridge Labs”), a wholly owned subsidiary of the Company, on March 9, 2006, in exchange for $22,500,000 in cash, subject to certain purchase price adjustments, the assumption of certain liabilities, and 8,467,410 shares of Class A Common Stock of the Company. Jocott does not currently have an operating business.
     Mr. Millin is a director of Jocott, and is also one of two trustees of the Millin Family Living Trust Dated November 18, 2002, the beneficial owner of 1,200 of the 2,000 outstanding shares of stock of Jocott. Mr. Weiss is a director of Jocott, and is also one of two trustees of The Scott and Debra Weiss Living Trust, beneficial owner of 800 of the 2,000 outstanding shares of stock of Jocott.
     Mr. Millin is the president and a director of the Company and the president and chief executive officer of Woodridge Labs. Mr. Weiss is a director of the Company and a Certified Public Accountant. Both Mr. Millin and Mr. Weiss are citizens of the United States of America.
     None of the reporting persons has, during the past five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On June 15, 2007, the Company issued to Jocott a Class A Common Stock Purchase Warrant to purchase 2,022,630 shares of Class A Common Stock at an exercise price of $0.50 per share, exercisable at any time at the option of the holder, pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among the Company, Jocott, Mounte LLC (“Mounte”), and Woodridge Labs. The material terms of the Funding Agreement are described in the Company’s Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2006, which description is incorporated herein by reference.
Item 4. Purpose of Transaction.
     The information set forth in Item 3 above and Item 6 below is incorporated into this Item 4 by reference.
     Except as set forth above, none of the reporting persons has any plans or proposals which relate to or would result in any of the following:

[1]	Jocott Enterprises, Inc. changed its name from Woodridge Labs, Inc. to Jocott Enterprises, Inc. effective March 10, 2006.

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	The number of shares of Class A Common Stock beneficially owned by each reporting person is 10,490,040, comprising (a) 8,467,410 shares of Class A Common Stock, and (b) 2,022,630 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant. The number of shares of Class A Common Stock beneficially owned by each reporting person represents approximately 25.9% of the Company’s outstanding Class A Common Stock (based on 38,492,851 shares of Class A Common Stock outstanding as of March 15, 2007, as reported in the Company’s Proxy Statement on Schedule 14A filed with the SEC on May 29, 2007).

(b)	Jocott has the sole power to vote or to direct the vote, and to dispose or direct the disposition, of these 10,490,040 shares of Class A Common Stock. Each of Joseph Millin, Scott Weiss, The Millin Family Living Trust Dated November 18, 2002 and The Scott and Debra Weiss Living Trust has shared power to vote or to direct the vote, and to dispose or direct the disposition, of these 10,490,040 shares of Class A Common Stock.

(c)	On June 15, 2007, the Company issued a Class A Common Stock Purchase Warrant to Jocott pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among the Company, Jocott, Mounte, and Woodridge Labs. The Class A Common Stock Purchase Warrant grants Jocott the right to purchase 2,022,630 shares of Class A Common Stock at an exercise price of $0.50 per share, exercisable at any time at the option of the holder. The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.

(d)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Company entered into a Funding Agreement with Jocott, Mounte, and Woodridge Labs dated as of April 16, 2007 pursuant to which the Company, among other things (a) on June 15, 2007 entered into a Note Conversion Agreement with Jocott under which the Company exchanged all outstanding principal and accrued interest owed to Jocott pursuant to a promissory note for 10,113 shares of Series B Preferred Stock, together with a cash payment in lieu of fractional shares, (b) on June 15, 2007 issued to Jocott a Class A Common Stock Purchase Warrant to purchase 2,022,630 shares of Class A Common Stock at an exercise price of $0.50 per share, exercisable at any time at the option of the holder prior to the tenth anniversary of the date of issuance, and (c) upon the occurrence of certain specified triggering events, will issue to Jocott (i) additional shares of Series B Preferred Stock and Series C Preferred Stock, in an amount to be determined by a specified formula, at a price of $100 per share, and (ii) a Class A Common Stock Purchase Warrant to purchase 4,000,000 additional shares of Class A Common Stock at an exercise price of $0.50 per share, exercisable at any time at the option of the holder prior to the tenth anniversary of the date of issuance. The material terms of the Funding Agreement are described in the Company’s Amendment No. 1 to Form 10-K/A for the fiscal year ended December 31, 2006, which description is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1(1)	Class A Common Stock Purchase Warrant issued by Nextera Enterprises, Inc. to Jocott Enterprises, Inc. dated as of June 15, 2007.

2(1)	Note Conversion Agreement by and between Nextera Enterprises, Inc. and Jocott Enterprises, Inc. dated as of June 15, 2007.

3(2)	Funding Agreement dated as of April 16, 2007 by and among Nextera Enterprises, Inc., Woodridge Labs, Inc., Mounte LLC and Jocott Enterprises, Inc.

4(3)	Joint Filing Agreement by and among Jocott Enterprises, Inc., Joseph J. Millin and Valerie Millin, Trustees of the Millin Family Living Trust Dated November 18, 2002, Scott J. Weiss and Debra Weiss, as Trustees of the Scott and Debra Weiss Living Trust, Joseph J. Millin, and Scott J. Weiss, dated as of March 20, 2006.

(1)	Filed as an exhibit to Nextera’s Current Report on Form 8-K filed on June 18, 2007 and incorporated herein by reference.

(2)	Filed as an exhibit to Nextera’s Annual Report on Form 10-K for the year ended December 31, 2006 filed on April 17, 2007 and incorporated herein by reference.

(3)	Previously filed.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 06/25/07	JOCOTT ENTERPRISES, INC.
	By:	/s/ Joseph J. Millin
Joseph J. Millin
President

Date: 06/25/07	THE MILLIN FAMILY LIVING TRUST DATED NOVEMBER 18, 2002
	By:	/s/ Joseph J. Millin
Joseph J. Millin
Trustee

By:	/s/ Valerie Millin
Valerie Millin
Trustee

Date: 06/25/07	JOSEPH J. MILLIN
	By:	/s/ Joseph J. Millin
Joseph J. Millin

Date: 06/25/07	THE SCOTT AND DEBRA WEISS LIVING TRUST
	By:	/s/ Scott J. Weiss
Scott J. Weiss
Trustee

By:	/s/ Debra Weiss
Debra Weiss
Trustee

Date: 06/25/07	SCOTT J. WEISS
	By:	/s/ Scott J. Weiss
Scott J. Weiss

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1(1)	Class A Common Stock Purchase Warrant issued by Nextera Enterprises, Inc. to Jocott Enterprises, Inc. dated as of June 15, 2007.

2(1)	Note Conversion Agreement by and between Nextera Enterprises, Inc. and Jocott Enterprises, Inc. dated as of June 15, 2007.

3(2)	Funding Agreement dated as of April 16, 2007 by and among Nextera Enterprises, Inc., Woodridge Labs, Inc., Mounte LLC and Jocott Enterprises, Inc.

4(3)	Joint Filing Agreement by and among Jocott Enterprises, Inc., Joseph J. Millin and Valerie Millin, Trustees of the Millin Family Living Trust Dated November 18, 2002, Scott J. Weiss and Debra Weiss, as Trustees of the Scott and Debra Weiss Living Trust, Joseph J. Millin, and Scott J. Weiss, dated as of March 20, 2006.

(1)	Filed as an exhibit to Nextera’s Current Report on Form 8-K filed on June 18, 2007 and incorporated herein by reference.

(2)	Filed as an exhibit to Nextera’s Annual Report on Form 10-K for the year ended December 31, 2006 filed on April 17, 2007 and incorporated herein by reference.

(3)	Previously filed.